UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Pearson PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights				X
Other (please specify)iii
3. Details of person subject to the notification obligationiv
Name		The Goldman Sachs Group, Inc.
City and country of registered office (if applicable)		Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v
Name		Goldman Sachs International
City and country of registered office (if applicable)		Peterborough Court, 133 Fleet Street, London EC4A 2BB, UK
5. Date on which the threshold was crossed or reachedvi:		19/12/2018
6. Date on which issuer notified (DD/MM/YYYY):		21/12/2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.92%	5.81%	6.74%	781,072,200
Position of previous notification (if applicable)	0.57%	5.91%	6.48%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0006776081	6,817,062	0.87%
US7050151056	397,124	0.05%

SUBTOTAL 8. A	7,214,186	0.92%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	15,478,343	1.98%
Put option	15-Mar-2019	1,000,000	0.13%
Put option	15-Mar-2019	1,000,000	0.13%
Put option	15-Feb-2019	1,000,000	0.13%
Put option	15-Mar-2019	1,000,000	0.13%
Call Option	21-Dec-2018	400,000	0.05%
SUBTOTAL 8. B 1	19,878,343	2.55%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Refer to Annexure

SUBTOTAL 8.B.2	25,531,638	3.27%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		3.89%	3.91%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.
Goldman Sachs Asset Management International Holdings L.L.C.
Goldman Sachs Asset Management Co., Ltd.

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi
Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error. General email contact: gs-regops-emea-position-enquiries@gs.com

Place of completion	London
Date of completion	21/12/2018

Natalie White
Deputy Company Secretary
Pearson plc

24 December 2018

Annexure
B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration datex	Exercise/ Conversion periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

CFD	10-Dec-2025		Cash	3,100,153	0.40%
CFD	23-Sep-2020		Cash	2,464,000	0.32%
CFD	4-Dec-2023		Cash	1,651,890	0.21%
CFD	20-Oct-2027		Cash	1,207,888	0.15%
Swap	28-Jul-2021		Cash	1,096,212	0.14%
Swap	28-Jul-2021		Cash	757,148	0.10%
CFD	15-Sep-2028		Cash	743,664	0.10%
CFD	9-Sep-2021		Cash	711,542	0.09%
CFD	17-Nov-2028		Cash	509,700	0.07%
Call Option	9-Jan-2019		Cash	495,621	0.06%
Swap	12-Oct-2023		Cash	397,330	0.05%
CFD	15-Nov-2028		Cash	368,890	0.05%
Call Option	15-Jan-2019		Cash	345,299	0.04%
CFD	15-Jul-2021		Cash	328,703	0.04%
CFD	16-Jun-2028		Cash	328,703	0.04%
CFD	20-Oct-2027		Cash	308,401	0.04%
CFD	20-Oct-2027		Cash	308,140	0.04%
Swap	30-Nov-2023		Cash	300,000	0.04%
CFD	4-Dec-2023		Cash	284,110	0.04%
Call Option	11-Jan-2019		Cash	274,566	0.04%
CFD	24-Mar-2028		Cash	259,000	0.03%
CFD	19-May-2027		Cash	256,115	0.03%
CFD	4-Dec-2023		Cash	254,475	0.03%
Swap	3-Feb-2023		Cash	250,801	0.03%
Swap	29-Nov-2023		Cash	250,000	0.03%
CFD	21-Jun-2028		Cash	234,316	0.03%
Swap	29-Nov-2023		Cash	225,000	0.03%
CFD	27-Sep-2028		Cash	217,594	0.03%
CFD	9-Sep-2021		Cash	208,879	0.03%
CFD	23-Aug-2028		Cash	204,000	0.03%
Swap	28-Jul-2021		Cash	203,317	0.03%
Swap	2-Feb-2023		Cash	198,606	0.03%
CFD	25-Apr-2019		Cash	177,353	0.02%
CFD	6-Dec-2028		Cash	176,900	0.02%
Swap	28-Jul-2021		Cash	170,231	0.02%
Swap	21-May-2019		Cash	164,211	0.02%
CFD	12-Jul-2023		Cash	158,153	0.02%
CFD	12-Jun-2028		Cash	156,757	0.02%
CFD	10-Mar-2028		Cash	148,214	0.02%
CFD	22-Nov-2028		Cash	134,667	0.02%
Swap	28-Jul-2021		Cash	131,070	0.02%
Call Option	12-Mar-2019		Cash	126,771	0.02%
CFD	17-Nov-2028		Cash	125,499	0.02%
Call Option	8-Feb-2019		Cash	124,413	0.02%
Swap	17-Sep-2020		Cash	122,290	0.02%
CFD	17-Nov-2028		Cash	121,696	0.02%
CFD	25-Feb-2027		Cash	120,007	0.02%
Swap	3-Feb-2023		Cash	117,797	0.02%
CFD	15-Nov-2028		Cash	116,110	0.01%
CFD	4-Dec-2023		Cash	114,713	0.01%
Swap	13-Oct-2023		Cash	113,548	0.01%
Swap	22-Mar-2019		Cash	113,300	0.01%
Call Option	19-Feb-2019		Cash	113,186	0.01%
CFD	20-Oct-2021		Cash	108,500	0.01%
CFD	24-Nov-2028		Cash	106,470	0.01%
Call Option	5-Mar-2019		Cash	96,162	0.01%
Swap	2-Feb-2023		Cash	93,281	0.01%
CFD	17-Jul-2028		Cash	92,500	0.01%
Swap	29-Nov-2023		Cash	91,988	0.01%
Swap	8-Dec-2023		Cash	91,426	0.01%
Swap	14-Jun-2023		Cash	86,565	0.01%
Swap	12-Jul-2023		Cash	84,590	0.01%
Call Option	8-Mar-2019		Cash	82,619	0.01%
CFD	26-Nov-2021		Cash	80,948	0.01%
Call Option	6-Mar-2019		Cash	78,486	0.01%
CFD	11-Aug-2023		Cash	77,077	0.01%
CFD	1-Mar-2028		Cash	76,610	0.01%
Swap	7-Jul-2023		Cash	73,094	0.01%
Swap	3-Feb-2023		Cash	68,758	0.01%
CFD	4-Dec-2023		Cash	68,531	0.01%
CFD	20-Nov-2028		Cash	68,454	0.01%
Swap	29-Nov-2023		Cash	65,026	0.01%
CFD	5-Nov-2027		Cash	64,825	0.01%
CFD	17-Nov-2028		Cash	64,651	0.01%
Swap	15-Jun-2023		Cash	57,709	0.01%
CFD	24-Nov-2028		Cash	57,059	0.01%
CFD	20-Nov-2028		Cash	57,045	0.01%
Swap	5-Sep-2019		Cash	55,700	0.01%
CFD	4-Dec-2023		Cash	55,037	0.01%
CFD	17-Jul-2028		Cash	55,000	0.01%
Call Option	22-Feb-2019		Cash	54,802	0.01%
Swap	2-Feb-2023		Cash	54,448	0.01%
Call Option	15-Jan-2019		Cash	53,719	0.01%
Swap	5-Sep-2019		Cash	53,400	0.01%
CFD	10-Mar-2028		Cash	52,566	0.01%
CFD	1-Mar-2028		Cash	50,720	0.01%
Swap	1-Feb-2023		Cash	43,214	0.01%
CFD	25-Apr-2019		Cash	41,002	0.01%
Swap	14-Jun-2023		Cash	40,052	0.01%
CFD	17-Nov-2028		Cash	39,501	0.01%
CFD	17-Nov-2028		Cash	38,304	0.005%
CFD	22-Nov-2028		Cash	38,030	0.005%
Swap	12-Jul-2023		Cash	37,897	0.005%
CFD	17-Nov-2028		Cash	36,622	0.005%
CFD	17-Jul-2023		Cash	34,800	0.004%
CFD	21-Jul-2028		Cash	34,000	0.004%
CFD	24-Nov-2028		Cash	33,512	0.004%
CFD	25-Apr-2019		Cash	33,191	0.004%
Swap	7-Jul-2023		Cash	32,746	0.004%
CFD	14-Jul-2023		Cash	30,500	0.004%
Swap	12-Jun-2023		Cash	30,225	0.004%
CFD	25-Feb-2027		Cash	29,702	0.004%
CFD	25-Apr-2019		Cash	29,469	0.004%
Swap	15-Jun-2023		Cash	26,702	0.003%
CFD	1-Nov-2028		Cash	26,197	0.003%
CFD	13-Sep-2028		Cash	26,000	0.003%
CFD	6-Jul-2023		Cash	25,488	0.003%
CFD	1-Nov-2028		Cash	25,474	0.003%
CFD	25-Apr-2019		Cash	24,541	0.003%
CFD	26-Nov-2021		Cash	24,179	0.003%
Swap	14-Jun-2023		Cash	23,383	0.003%
Swap	12-Jul-2023		Cash	22,173	0.003%
CFD	20-Nov-2028		Cash	21,546	0.003%
CFD	13-Dec-2028		Cash	20,400	0.003%
CFD	17-Nov-2028		Cash	20,349	0.003%
Swap	1-Feb-2023		Cash	20,297	0.003%
CFD	27-Feb-2023		Cash	19,731	0.003%
CFD	25-Apr-2019		Cash	19,385	0.002%
Swap	7-Jul-2023		Cash	19,160	0.002%
CFD	17-Jul-2023		Cash	18,700	0.002%
CFD	24-Nov-2028		Cash	17,959	0.002%
CFD	20-Nov-2028		Cash	17,955	0.002%
CFD	23-Nov-2028		Cash	17,711	0.002%
CFD	4-Dec-2023		Cash	16,369	0.002%
Swap	28-Mar-2019		Cash	16,200	0.002%
Swap	22-May-2020		Cash	16,129	0.002%
Swap	30-Apr-2019		Cash	15,800	0.002%
Swap	15-Jun-2023		Cash	15,589	0.002%
Call Option	7-Jan-2019		Cash	15,184	0.002%
Swap	17-Sep-2020		Cash	15,102	0.002%
CFD	11-Nov-2020		Cash	15,090	0.002%
CFD	21-Jul-2028		Cash	15,000	0.002%
CFD	18-Sep-2019		Cash	15,000	0.002%
CFD	22-Nov-2028		Cash	14,532	0.002%
Swap	31-Dec-2019		Cash	14,300	0.002%
Swap	12-Jun-2023		Cash	13,985	0.002%
Swap	3-Nov-2021		Cash	12,609	0.002%
Swap	22-May-2020		Cash	12,597	0.002%
Swap	22-May-2020		Cash	12,577	0.002%
CFD	20-Nov-2028		Cash	12,400	0.002%
CFD	22-Nov-2028		Cash	11,970	0.002%
Swap	1-Feb-2023		Cash	11,847	0.002%
CFD	26-Jun-2019		Cash	11,475	0.001%
Swap	31-Dec-2019		Cash	10,900	0.001%
CFD	28-Oct-2020		Cash	10,812	0.001%
Swap	6-Feb-2019		Cash	10,500	0.001%
CFD	27-Nov-2019		Cash	10,110	0.001%
CFD	27-Dec-2019		Cash	10,110	0.001%
CFD	14-Jan-2021		Cash	9,422	0.001%
CFD	30-Oct-2028		Cash	9,347	0.001%
CFD	14-Jan-2021		Cash	9,303	0.001%
Swap	12-Oct-2023		Cash	8,622	0.001%
Swap	12-Jun-2023		Cash	8,165	0.001%
Swap	22-May-2020		Cash	7,925	0.001%
CFD	25-Apr-2019		Cash	7,650	0.001%
Call Option	12-Mar-2019		Cash	7,615	0.001%
CFD	27-Nov-2019		Cash	6,740	0.001%
Swap	22-May-2020		Cash	6,153	0.001%
Swap	8-Dec-2023		Cash	6,074	0.001%
CFD	9-Dec-2020		Cash	5,970	0.001%
CFD	15-Dec-2028		Cash	5,553	0.001%
CFD	21-Oct-2021		Cash	5,098	0.001%
CFD	15-Dec-2027		Cash	5,000	0.001%
CFD	8-Mar-2028		Cash	5,000	0.001%
CFD	12-May-2028		Cash	5,000	0.001%
CFD	3-Nov-2028		Cash	4,984	0.001%
Swap	22-May-2020		Cash	4,774	0.001%
CFD	20-Dec-2028		Cash	4,700	0.001%
Swap	22-May-2020		Cash	3,941	0.001%
Swap	3-Nov-2021		Cash	3,634	0.0005%
CFD	25-Apr-2019		Cash	3,060	0.0004%
Swap	22-May-2020		Cash	3,050	0.0004%
CFD	2-Nov-2028		Cash	2,900	0.0004%
CFD	21-Dec-2028		Cash	2,880	0.0004%
Swap	22-May-2020		Cash	2,857	0.0004%
Call Option	22-Feb-2019		Cash	2,586	0.0003%
Swap	3-Nov-2021		Cash	2,556	0.0003%
CFD	28-Oct-2020		Cash	2,350	0.0003%
CFD	28-Oct-2020		Cash	2,350	0.0003%
Swap	3-Nov-2021		Cash	2,214	0.0003%
CFD	6-Dec-2023		Cash	2,080	0.0003%
CFD	29-Nov-2028		Cash	1,900	0.0002%
Swap	22-May-2020		Cash	1,768	0.0002%
CFD	27-Feb-2023		Cash	1,765	0.0002%
CFD	16-Nov-2028		Cash	1,259	0.0002%
CFD	15-Nov-2028		Cash	1,100	0.0001%
CFD	15-Dec-2028		Cash	1,000	0.0001%
Call Option	22-Feb-2019		Cash	698	0.0001%
CFD	16-Dec-2020		Cash	662	0.0001%
CFD	18-Sep-2028		Cash	602	0.0001%
CFD	20-Nov-2028		Cash	532	0.0001%
Swap	22-May-2020		Cash	461	0.0001%
CFD	6-Dec-2028		Cash	433	0.0001%
Swap	22-May-2020		Cash	419	0.0001%
CFD	29-Nov-2028		Cash	406	0.0001%
CFD	8-Nov-2028		Cash	400	0.0001%
CFD	22-Nov-2028		Cash	400	0.0001%
Swap	22-May-2020		Cash	329	0.00004%
Swap	22-May-2020		Cash	323	0.00004%
CFD	9-Nov-2028		Cash	300	0.00004%
CFD	10-Nov-2028		Cash	300	0.00004%
CFD	15-Nov-2028		Cash	300	0.00004%
CFD	6-Dec-2028		Cash	200	0.00003%
CFD	18-Dec-2028		Cash	200	0.00003%
CFD	20-Dec-2028		Cash	200	0.00003%
CFD	27-Sep-2028		Cash	123	0.00002%
CFD	5-Oct-2028		Cash	122	0.00002%
CFD	22-Nov-2028		Cash	100	0.00001%
CFD	29-Nov-2028		Cash	100	0.00001%
CFD	30-Nov-2028		Cash	100	0.00001%
CFD	13-Dec-2028		Cash	100	0.00001%
CFD	15-Dec-2028		Cash	100	0.00001%
CFD	27-Sep-2028		Cash	90	0.00001%
CFD	6-Oct-2028		Cash	82	0.00001%
CFD	21-Dec-2028		Cash	69	0.00001%
CFD	23-Nov-2028		Cash	63	0.00001%
CFD	2-Oct-2028		Cash	61	0.00001%
CFD	23-Oct-2028		Cash	19	0.000002%
Total Number of voting rights and percentage of voting rights				25,531,638	3.27%
Additional information: Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 December 2018
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary